Exhibit 99.1

PRESS RELEASE

Sanofi Sets Out Strategic Roadmap for Long-term Growth

•                  Sales CAGR(1) between +3% and +4% at CER over 2015-2020

•                  Six major launches expected to generate aggregate peak sales of €12 bn to €14 bn(2)

•                  Business EPS(3) at CER expected to grow faster than sales beginning in 2018

•                  Targeting cost savings of €1.5 bn to be largely reinvested for growth

•                  Increase annual R&D investments up to €6 bn at CER by 2020

•                  Explore strategic options for Merial, European generics business

•                  Strong balance sheet and capital allocation to enhance growth and support progressive dividend

Paris, France - November 6, 2015 - Sanofi will host an Investor Relations seminar today (‘Meet Sanofi Management’) at which it will set out its strategic roadmap for the period 2015-2020 and its ambition to become the pre-eminent diversified global healthcare company. Through a process of refocusing and reshaping the organisation and investing in key launches and businesses, Sanofi expects to deliver a sales compound annual growth rate (CAGR) of between +3% and +4%(4) over 2015-2020, with a target of mid-single digit growth(4) in the second half of this period. Sanofi will provide today average expected sales trends for each Global Business Unit (GBU) which support the overall expected Group sales performance over 2015-2020. As a result of investments in launches, headwinds in diabetes and the phasing of cost savings, Sanofi does not expect to show any meaningful bottom line growth over 2016-2017. Beginning in 2018, however Sanofi expects to grow Business EPS faster than sales, reflecting its improved sales mix and the full capture of cost efficiencies.

“The pharmaceutical industry is undergoing a transformation unlike anything we’ve previously seen. Continued consolidation in the sector has created a more competitive environment over the last few years and, at the same time, science has never been more exciting. In this context, I am defining new priorities for Sanofi. The company will remain diversified, but with a portfolio refocused on areas where we can win, and innovation driven to improve lives of millions of people,” said Olivier Brandicourt, M.D., Chief Executive Officer, Sanofi. “Along with a more streamlined and accountable organization, we are taking clear measures to ensure success as we launch a strong set of new medicines across several therapeutic areas. By building on the successes of these products, we are confident that Sanofi will be well-positioned for sustained, long-term growth. Sanofi is also seeking external opportunities to enhance its growth profile.”

Sanofi’s long term strategy rests on four pillars: reshape the portfolio, deliver outstanding launches, sustain innovation in R&D and simplify the organization.

Reshape the portfolio

Sanofi’s diversified portfolio will be reshaped in three different ways:

Sustain leadership

The company will sustain its leadership in diabetes and cardiovascular, vaccines, rare diseases and emerging markets. In diabetes, Sanofi plans to develop its insulin franchise, which includes Lantus®, Toujeo® and LixiLan, strengthen its pipeline through external opportunities (e.g. in-licensing agreements with Lexicon and Hanmi(5)) and lead the market shift to managing diabetes outcomes. The collaboration with Google Life Sciences is a good example of the latter.

In the cardiovascular space, Sanofi is excited about the prospects for Praluent® and eagerly awaits the results of the ODYSSEY cardiovascular outcomes trial in 2016-2017 which should help to capture the drug’s full potential.

In the vaccines field, the objective is to grow faster than the market through the company’s Dengvaxia®, flu, pediatric and boosters vaccines.

Lastly, in emerging markets, the company intends to retain its number one position through greater focus on priority countries. In those regions, resource allocation will be prioritized, the industrial footprint will be adapted and dedicated innovations will be specifically developed.

Build competitive positions

Sanofi will build competitive positions in multiple sclerosis, oncology, immunology and consumer healthcare. In oncology, Sanofi plans to rebuild a competitive position by regaining critical mass. In order to achieve this goal, the company intends to maximize clinical assets like isatuximab in multiple myeloma, and restore a competitive pipeline through its strategic collaboration with Regeneron in immuno-oncology. In immunology, sarilumab in rheumatoid arthritis and dupilumab in atopic dermatitis and asthma will be the two pillars of a new franchise. In consumer healthcare, Sanofi plans to build scale through new categories of products and bolt-on acquisitions.

Explore strategic options

Sanofi will explore strategic options for its animal health and European generics businesses. In animal health, Merial has successfully returned to strong growth over the past six quarters and is currently one of the most profitable companies in its sector. Nevertheless synergies are limited with other Sanofi businesses. Strategic options will also be explored for generics in Europe where geographic synergies are limited and market complexity is increasing. All options will be considered for these businesses including retention in the Group.

Deliver outstanding launches

Sanofi’s growth will be notably driven by the launches that are scheduled for the next five years. Up to 18 new products are on track to arrive on the market by 2020. Among these, Sanofi projects that six key launches (Toujeo®, Praluent®, Dengvaxia®, sarilumab, LixiLan and dupilumab) could generate aggregate peak sales of €12 bn to €14 bn by 2025(2).

Sustain innovation in R&D

Sanofi announced plans to continue to strengthen its R&D pipeline and evolve its R&D model based on project teams and alignment with its GBUs. The organization will also foster its existing R&D collaborations and increase its capacity for external innovation. At the meeting today, President of Global R&D Elias Zerhouni will provide an update on the next wave of promising pipeline assets.

Simplify the organization

As announced in July, Sanofi is in the process of simplifying its global organization. The move to five GBUs will start to be implemented beginning in January 2016 following mandatory labor consultations. In addition, Sanofi plans to reshape its plant network to match business evolution with increased emphasis on the growing biologics portfolio.

Simplification of the organization worldwide and a more focused portfolio should allow cost savings of €1.5 bn by 2018, which will be largely reinvested to support growth initiatives. With the benefit of these cost savings, the Group gross margin and SG&A ratio to sales in 2018 are each expected to be similar to their respective 2015 levels at CER. Reflecting the company’s ambition to drive long term growth, the R&D ratio to sales is expected to rise slightly over the period 2015-2020 at CER. By 2020, Sanofi plans to increase its total annual R&D investments up to €6 bn at CER while maintaining financial discipline.

Capital allocation

At the meeting today, Chief Financial Officer Jérôme Contamine will outline Sanofi’s priorities for capital allocation, which include organic capital expenditures in the business, business development (including M&A), maintaining progressive growth in the dividend, and opportunistic share buybacks. The company has a strong balance sheet with healthy free cash flow, low leverage and a low cost of borrowings. To supplement the organic growth prospects which will be discussed today, Sanofi intends to seek opportunities for external growth while maintaining the financial discipline and rigour to which it remains fully committed.

The Meet Sanofi Management: 2015-2020 Roadmap IR seminar will be held today, Friday November 6, 2015 at its Headquarters in Paris. It will begin at 8.30 am CET concluding at 3.45 pm CET.

A live webcast of the plenary session of the seminar will be available online from 8:30 to 10:00 am CET on sanofi.com

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Definition of business net income

In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure. Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs,

•                  other gains and losses (including gains and losses on disposals of non-current assets),

•                  costs or provisions associated with litigation,

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  tax (3%) on dividends paid to Sanofi shareholders.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.

(1)         Compound annual growth rate (CAGR)

(2)         At CER, non-risk adjusted sales projection through 2025

(3)         See below for definitions of business net income and business operating income

(4)         Growth rates are expresset at CER

(5)         The agreement is subject to customary closing conditions including review under the Hart-Scott-Rodino Antitrust Improvements Act.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Laurence Bollack	Sébastien Martel
Tel. : +33 (0)1 53 77 46 46	Tel.: +33 (0)1 53 77 45 45
mr@sanofi.com	ir@sanofi.com